Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter and Nine Months 2022 Financial Results

Or Yehuda, Israel, November 17, 2022 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and nine-month period ended September 30, 2022.

Financial Highlights for the Third Quarter Ended September 30, 2022

●	Consolidated revenues for the third quarter ended September 30, 2022, increased by 8.5% to $636.3 million, compared to $586.3 million in the same period last year.

●	Consolidated operating income for the third quarter ended September 30, 2022, increased by 14% to $57.5 million, compared to $50.5 million in the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the third quarter ended September 30, 2022, increased by 27% to $16.9 million, or $1.09 per fully diluted share, compared to $13.3 million, or $0.85 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-Month Period Ended September 30, 2022

●	Consolidated revenues for the nine months ended September 30, 2022, increased by 11% to $1.94 billion, compared to $1.75 billion in the same period last year.

●	Consolidated operating income for the nine months ended September 30, 2022, increased by 45.8% to $216.5 million, compared to $148.4 million in the same period last year. Operating income for the nine months ended September 30, 2022, included a capital gain realized from the disposition of a Matrix IT Ltd. subsidiary in an amount of $44.2 million. Excluding such impact, consolidated operating income for the nine months ended September 30, 2022, increased by 16% compared to the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the nine months ended September 30, 2022, increased by 69.2% to $66.1 million, or $4.24 per fully diluted share, compared to $39.0 million, or $2.51 per fully diluted share, in the same period last year. Net income for the nine months ended September 30, 2022, was positively impacted by approximately $17.1 million resulting from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the nine months ended September 30, 2022, increased by 25.4% compared to the same period last year.

●	As of September 30, 2022, Formula held 48.7%, 44.1%, 46.3%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. And ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $508.4 million as of September 30, 2022, compared to $512.5 million as of December 31, 2021.

●	Total equity as of September 30, 2022, was $1.15 billion (representing 42.6% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.9% of the total consolidated statements of financial position) as of December 31, 2021.

Declaration of Dividend

●

Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 2.16 per share (approximately $0.63 per share) and in an aggregate amount of approximately NIS 33.1 million (approximately $9.7 million).

●	The dividend is payable on December 20, 2022, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on December 5, 2022. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of September 30, 2022, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of September 30, 2022, was equal to $548.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of September 30, 2022, was equal to 11.2%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters and excluding a capital gain of $44.2 million realized from the disposition of a Matrix IT Ltd. subsidiary), as of September 30, 2022, was equal to 0.4.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to continue our strong momentum recorded across our entire investment portfolio, reaching all-time third quarter highs across all of our key indices (revenues, gross profit, operating income, EBITDA and net income). Our strong third quarter financial results recorded across all our key financial indices reflect the strengths of our investment portfolio business models. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly the challenging macro-economic environment, as well as the fierce competition over talented IT workforce. We continue our efforts across our entire group to adhere to our core values of innovation, professionalism, agility and transparency, which allow us to continue to create significant value for our customers in managing, streamlining, accelerating and contributing to their growth.”

“Matrix reported its best third quarter in history with record-breaking results recorded across all its key financial indices with 85% of the growth deriving from organic growth. We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand.”

“Sapiens’ revenues reached $119 million, and on a constant currency basis, grew by 8%. Non-GAAP operating income this quarter reached $20.9 million, representing an operating margin of 17.6%, which on a constant currency basis, would have reached 18.9%. Sapiens is still in the early days of an incredible industry transformation as insurance carriers continue to transform their core systems to remain relevant, competitive, and compliant. As a global player with multiple product lines and cloud capabilities and a cost-efficient operating model which combines off-and on-shore delivery capabilities, Sapiens is positioned in a sweet spot to reap the gains of this opportunity.”

“Magic Software reported another record quarter which further adds to its strong 2022 momentum. During the first nine months of 2022, Magic Software reported double digit growth and all-time highs across all of its key indices (revenues, gross profit, operating income, EBITDA and net income), which demonstrates the important role that Magic Software plays in its customers’ lifecycles and transformative journeys, as well as the success of its strategy to build a broad business portfolio that creates value for its customers in managing, streamlining, accelerating and maximizing their businesses. Magic increased its 2022 revenue guidance for the full year of 2022 for the third time this year to a range of $555 to $565 million from its prior range of $550 to $560 million.”

“Michpal Group continues to realize synergies and monetize on its business model with its revenues for the first nine months of 2022 growing by 24% on a constant currency basis compared to the same period last year, to NIS 90 million (approximately $27.8 million) with 38% accounted to organic growth.”

“TSG materialized its strategy of expanding its presence in the Israeli municipal institutions sector by acquiring 51% of the outstanding share capital of E.P.R. Systems Ltd. Headquartered in Israel, E.P.R has over 20 years of experience and serve more than 100 local authorities in Israel. The company offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, E.P.R offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, triggered in part by the COVID-19 (coronavirus) pandemic, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 16, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenues	636,311	586,257	1,938,473	1,746,775
Cost of revenues	482,875	444,617	1,481,200	1,338,636
Gross profit	153,436	141,640	457,273	408,139
Research and development costs, net	18,064	16,796	53,262	49,121
Selling, marketing and general and administrative expenses	77,843	74,390	231,756	210,576
Capital gain from realization of a Matrix IT’s subsidiary	-	-	44,208	-
Operating income	57,529	50,454	216,463	148,442

Financial expenses, net	4,629	5,580	13,028	16,623
Income before taxes on income	52,900	44,874	203,435	131,819
Taxes on income	11,405	9,821	44,328	30,014
Income after taxes	41,495	35,053	159,107	101,805
Share of profit of companies accounted for at equity, net	(38)	(308)	575	353
Net income	41,457	34,745	159,682	102,158
Net income attributable to non-controlling interests	24,580	21,452	93,628	63,111
Net income attributable to Formula Systems’ shareholders	16,877	13,293	66,054	39,047

Earnings per share (basic)	1.11	0.87	4.32	2.55
Earnings per share (diluted)	1.09	0.85	4.24	2.51

Number of shares used in computing earnings per share (basic)	15,296,267	15,289,267	15,294,725	15,289,267
Number of shares used in computing earnings per share (diluted)	15,531,828	15,396,849	15,507,992	15,366,211

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	470,459	485,391
Short-term deposits	36,934	25,924
Marketable securities	993	1,142
Trade receivables, net	668,389	696,321
Other accounts receivable and prepaid expenses	71,240	72,118
Inventories	36,067	21,221
Total current assets	1,284,082	1,302,117

LONG-TERM ASSETS:
Deferred taxes	40,098	46,364
Other investments, long-term accounts receivable and prepaid expenses	42,017	23,676
Investments in companies accounted for at equity method	26,269	28,900
Property, plants and equipment, net	53,469	56,886
Right-of-use assets	109,838	115,833
Net intangible assets and goodwill	1,134,890	1,174,790
Total long-term assets	1,406,581	1,446,449

TOTAL ASSETS	2,690,663	2,748,566

CURRENT LIABILITIES:
Loans and credit from banks and others	174,309	175,696
Debentures	60,310	48,455
Current maturities of lease liabilities	41,295	41,655
Trade payables	187,308	205,835
Deferred revenues	123,569	140,660
Employees and payroll accrual	191,278	207,553
Other accounts payable	68,029	80,411
Liabilities in respect of business combinations	17,363	7,773
Put options of non-controlling interests	53,251	39,558
Total current liabilities	916,712	947,596

LONG-TERM LIABILITIES:
Loans from banks and others	135,064	157,229
Debentures	283,391	205,035
Lease liabilities	77,088	84,839
Other long-term liabilities	12,000	12,183
Deferred taxes	68,375	78,135
Deferred revenues	11,444	17,757
Liabilities in respect of business combinations	20,955	21,644
Put options of non-controlling interests	11,429	31,720
Employees benefit liabilities, net	9,191	12,641
Total long-term liabilities	628,937	621,183

EQUITY
Equity attributable to Formula Systems’ shareholders	548,493	540,960
Non-controlling interests	596,521	638,827
Total equity	1,145,014	1,179,787

TOTAL LIABILITIES AND EQUITY	2,690,663	2,748,566

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	72,718	14,163
Short-term deposits	12,701	-
Other accounts receivable and prepaid expenses	6,544	4,513
Total current assets	91,963	18,676

LONG-TERM ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	146,583	154,391
Sapiens International Corporation N.V.	217,303	231,130
Magic Software Enterprises Ltd.	119,726	122,358
Other	155,492	174,481
Total investment in subsidiaries and a jointly controlled entity	639,104	682,360

Long term receivables and other investments	14,416	2,547
Property, plants and equipment, net	8	10
Total long-term assets	653,528	684,917

TOTAL ASSETS	745,491	703,593

CURRENT LIABILITIES:
Loans from banks and others	6,164	-
Debentures	33,872	28,654
Trade payables	259	192
Other accounts payable	8,257	5,339
Put options of non-controlling interests	1,082	-
Total current liabilities	49,634	34,185

LONG-TERM LIABILITIES:
Debentures	147,364	126,049
Put options of non-controlling interests	-	1,249
Liability in respect of a business combination	-	1,150
Total long-term liabilities	147,364	128,448

EQUITY	548,493	540,960

TOTAL LIABILITIES AND EQUITY	745,491	703,593

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.